UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             Silicon Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827056300
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Whippoorwill Associates, Inc.
                                11 Martine Avenue
                          White Plains, New York 10606
                                 (914) 683-1002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |X|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  827056300
1      NAMES OF REPORTING PERSONS

       Whippoorwill Associates, Incorporated
--------------------------------------------------------------------------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                             (b) |X|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      1,129,582
REPORTING           ------------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,129,582
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,129,582
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IA; CO
--------------------------------------------------------------------------------

CUSIP NO.:  827056300
1      NAMES OF REPORTING PERSONS

       Shelley F. Greenhaus
--------------------------------------------------------------------------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                             (b) |X|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      1,129,582
REPORTING           ------------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,129,582
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,129,582
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN; HC
--------------------------------------------------------------------------------

CUSIP NO.:  827056300
1      NAMES OF REPORTING PERSONS

       David A. Strumwasser
--------------------------------------------------------------------------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|

                                                             (b) |X|
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      1,129,582
REPORTING           ------------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,129,582
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,129,582
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN; HC
--------------------------------------------------------------------------------

CUSIP NO.:  827056300
1      NAMES OF REPORTING PERSONS

       Steven K. Gendal
--------------------------------------------------------------------------------
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                             (b) |X|

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER

NUMBER OF                 0
SHARES              ------------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY
EACH                      1,129,582
REPORTING           ------------------------------------------------------------
PERSON              9     SOLE DISPOSITIVE POWER

                          0
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          1,129,582
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,129,582
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN; HC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the "Common Stock") of Silicon Graphics, Inc. (the "Company"). The principal executive offices of the Company are located at 1140 East Arques Avenue, Sunnyvale, California 94085.

Item 2.  Identity and Background.

      This statement on Schedule 13D is being filed by Whippoorwill Associates, Incorporated ("Whippoorwill"), Shelley F. Greenhaus, David A. Strumwasser and Steven K. Gendal (together, the "Reporting Persons").

      Whippoorwill is a Delaware corporation having its principal place of business at 11 Martine Avenue, White Plains, New York 10606.

      Shelley F. Greenhaus is Principal and President of Whippoorwill having his principal business address c/o Whippoorwill at 11 Martine Avenue, White Plains, New York 10606. Mr. Greenhaus is a citizen of the United States.

      David A. Strumwasser is Principal of Whippoorwill having his principal business address c/o Whippoorwill at 11 Martine Avenue, White Plains, New York 10606. Mr. Strumwasser is a citizen of the United States.

      Steven K. Gendal is Principal of Whippoorwill having his principal business address c/o Whippoorwill at 11 Martine Avenue, White Plains, New York 10606. Mr. Gendal is a citizen of the United States.

      The principal business of each Reporting Person is to provide discretionary investment advisory services and any business related thereto or useful in connection therewith.

      None of the Reporting Persons has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The shares of Common Stock covered by this statement were purchased in the ordinary course of business by the Accounts (as defined below) for an aggregate purchase price of $20,046,208.65. The source of funds for the purchases was assets of the Accounts available for investment.

Item 4.  Purpose of Transaction.

      Whippoorwill believes that the large concentration of ownership in relatively few hands (the top seven holders own 77% of the Company's shares)(1) has resulted in a stock price which does not fully reflect the Company's intrinsic value or the substantial operating progress achieved over the past year. Whippoorwill intends to enter into discussions with the Board of Directors and other large shareholders regarding options for unlocking the Company's true value including, among other things, the possibility of a going private transaction.

(1) Per Bloomberg based on the latest publicly available information.

Item 5.  Interest in Securities of the Issuer.

(a) Based upon information provided by the Company to the Reporting Persons, there were 11,580,449 shares of Common Stock outstanding as of March 14, 2008.

      As of the date hereof, Whippoorwill may be deemed to be the beneficial owner of 1,129,582 shares of Common Stock, or 9.8% of the Company's outstanding Common Stock, held for the account of various funds and separate accounts (the "Accounts") for which Whippoorwill has discretionary authority and acts as general partner or investment manager. Mr. Greenhaus, as the President and a Principal of Whippoorwill, may be deemed to be the beneficial owner of the 1,129,582 shares of Common Stock, or 9.8% of the Company's outstanding Common Stock, deemed to be beneficially owned by Whippoorwill as referred to above. Each of Messrs. Strumwasser and Gendal, as Principals of Whippoorwill, may also be deemed to be the beneficial owner of the foregoing shares of Common Stock.

(b)   See Items 7 through 10 of the cover page for each Reporting Person.

(c) The transactions in the Company's securities by the Reporting Persons during the sixty days prior to the obligation to file this statement on
      Schedule 13D are listed as Exhibit A attached hereto and incorporated herein by reference. The transactions were effected through one or more brokers in the market.

(d) The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported as beneficially owned by Whippoorwill. None of the Accounts holds more than 5% of the Company's outstanding Common Stock.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1. On March 27, 2008, Whippoorwill, Mr. Greenhaus, Mr. Strumwasser and Mr. Gendal entered into a Joint Filing Agreement (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is filed herewith as Exhibit B and incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

      Exhibit A   Transactions in the Company's securities by the Reporting
                  Persons in the sixty days prior to the obligation to file this statement on Schedule 13D

      Exhibit B   Joint Filing Agreement, dated March 27, 2008, by and among
                  Whippoorwill Associates, Incorporated, Shelley F. Greenhaus,
                  David A. Strumwasser and Steven K. Gendal

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    WHIPPOORWILL ASSOCIATES, INCORPORATED

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus
                                    Title: President


                                    SHELLEY F. GREENHAUS

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus


                                    DAVID A. STRUMWASSER

                                    By:    /s/ David A. Strumwasser
                                          ------------------------------------
                                    Name:  David A. Strumwasser


                                    STEVEN K. GENDAL

                                    By:    /s/ Steven K. Gendal
                                          ------------------------------------
                                    Name:  Steven K. Gendal

Dated:  March 27, 2008



            [Signature Page to Schedule 13D - Silicon Graphics, Inc.]

                                                                       EXHIBIT A

                    TRANSASCTIONS IN THE COMPANY'S SECURITIES


              ------------------ -------------- -------------------
                                   Number of
                                    Shares           Average
              Transaction Date     Purchased     Price Per Share
              ------------------ -------------- -------------------
                  1/28/2008           1,800.00       19.3361
              ------------------ -------------- -------------------
                  1/30/2008           3,500.00       19.0276
              ------------------ -------------- -------------------
                  1/31/2008           3,126.00       19.6583
              ------------------ -------------- -------------------
                  2/5/2008            2,500.00       19.2790
              ------------------ -------------- -------------------
                  2/6/2008           10,000.00       17.1635
              ------------------ -------------- -------------------
                  2/7/2008            1,385.00       16.9798
              ------------------ -------------- -------------------
                  2/8/2008            4,997.00       17.0528
              ------------------ -------------- -------------------
                  2/11/2008           5,400.00       17.0529
              ------------------ -------------- -------------------
                  2/12/2008           3,600.00       17.1265
              ------------------ -------------- -------------------
                  2/13/2008           3,059.00       17.7898
              ------------------ -------------- -------------------
                  2/14/2008           2,229.00       17.1184
              ------------------ -------------- -------------------
                  2/15/2008           2,710.00       17.0553
              ------------------ -------------- -------------------
                  2/19/2008           3,500.00       17.3475
              ------------------ -------------- -------------------
                  2/20/2008           4,000.00       16.9785
              ------------------ -------------- -------------------
                  2/21/2008           3,507.00       17.0886
              ------------------ -------------- -------------------
                  2/22/2008           4,900.00       15.9727
              ------------------ -------------- -------------------
                  2/25/2008           1,815.00       15.4744
              ------------------ -------------- -------------------
                  2/27/2008             555.00       15.6891
              ------------------ -------------- -------------------
                  2/28/2008           1,690.00       15.6040
              ------------------ -------------- -------------------
                  2/29/2008           9,738.00       15.4573
              ------------------ -------------- -------------------
                  3/3/2008            4,020.00       15.1715
              ------------------ -------------- -------------------
                  3/4/2008            4,921.00       15.0433
              ------------------ -------------- -------------------
                  3/5/2008              667.00       14.9533
              ------------------ -------------- -------------------
                  3/6/2008            4,261.00       14.8455
              ------------------ -------------- -------------------
                  3/7/2008            3,035.00       14.5582
              ------------------ -------------- -------------------
                  3/10/2008           3,240.00       14.1983
              ------------------ -------------- -------------------
                  3/12/2008          18,500.00       14.2203
              ------------------ -------------- -------------------
                  3/13/2008          25,000.00       14.1325
              ------------------ -------------- -------------------
                  3/17/2008           7,125.00       12.0129
              ------------------ -------------- -------------------
                  3/18/2008           3,029.00       11.5493
              ------------------ -------------- -------------------
                  3/19/2008           5,000.00       10.2587
              ------------------ -------------- -------------------

                                                                       EXHIBIT B

                       SCHEDULE 13D JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                    WHIPPOORWILL ASSOCIATES, INCORPORATED

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus
                                    Title: President


                                    SHELLEY F. GREENHAUS

                                    By:    /s/ Shelley F. Greenhaus
                                          ------------------------------------
                                    Name:  Shelley F. Greenhaus


                                    DAVID A. STRUMWASSER

                                    By:    /s/ David A. Strumwasser
                                          ------------------------------------
                                    Name:  David A. Strumwasser


                                    STEVEN K. GENDAL

                                    By:    /s/ Steven K. Gendal
                                          ------------------------------------
                                    Name:  Steven K. Gendal

Dated:  March 27, 2008


            [Signature Page to Schedule 13D - Silicon Graphics, Inc.]